NUVIM(R), INC.

                               September 26, 2007

William Thompson, Branch Chief
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20549

   Re:  NuVim, Inc
        Form 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 Filed May 15, 2007 and August 14, 2007
        File No. 1-32499

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Dear Mr. Thompson,

This letter is in reply to yours of September 21, 2007.

We have filed the amendments to the Quarterly Reports on Form 10-QSB for the first and second quarters of 2007.

Item 3. Controls and Procedures

   1.   The necessary conclusions have been provided.

NuVim acknowledges that:

          . NuVim is responsible for the adequacy and accuracy of the disclosure in its filings;

          . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          . NuVim may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to these matters. Please call our General Counsel, Mark Siegel, if additional steps are required. Please be advised that his fax number is 561.862.0714 and his telephone is 561.998.6835.

                                             Respectfully submitted,

                                             NuVim, Inc.


                                             By: /s/ Richard P. Kundrat
                                                 -------------------------------
                                                 Richard P. Kundrat, Chairman &
                                                 Chief Executive Officer

Copies should be provided to:
Adam Phippen

MAS/dt